UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

MDXHEALTH SA

At the ordinary annual shareholders’ meeting and extraordinary general shareholders’ meeting held on June 30, 2023, Company’s shareholders approved the issuance of a new share option plan called the “2023 Share Option Plan” and the amendment of article 6 of the Company’s Articles of Association. A copy of the English translations of the amended Articles of Association as of June 30, 2023 and the 2023 Share Option Plan are included as Exhibits 1.1 and 4.1 hereto, respectively, and are incorporated by reference herein.

Exhibit No.	Description of Exhibit
1.1	Articles of Association of MDxHealth SA, as of June 30, 2023 (English Translation)
4.1	2023 Share Option Plan (English Translation) (incorporated by reference to Exhibit 99.8 to the Registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 26, 2023)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: July 5, 2023	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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